Filed by Vine Hill Capital Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CoinShares International Limited

Commission File No.: 333-293885-01

Results of voting at Jersey Court Meeting and Scheme General Meeting and update on other Conditions (Mar 19, 2026)

19 March 2026 | SAINT HELIER, Jersey | On 8 September 2025 CoinShares International Limited (“CoinShares”) (Nasdaq Stockholm: CS; US OTCQX: CNSRF) announced a joint merger plan with Vine Hill Capital Investment Corp (Nasdaq: VCIC) (“Vine Hill”) and Odysseus Holdings Limited (“Odysseus Holdings”), including a court-sanctioned scheme of arrangement under Article 125 of the Jersey Companies Law (“Scheme of Arrangement”) (such joint merger plan and the Scheme of Arrangement being together the “Transaction”).  The Transaction once completed would in effect facilitate a change of listing venue for CoinShares shares from Nasdaq Stockholm to the Nasdaq Stock Market in the United States, or any other public stock market or exchange in the United States as may be agreed between CoinShares and Vine Hill. On 18 February 2026 CoinShares published a scheme circular in relation to the Scheme of Arrangement (the “Scheme Circular”).

Capitalised terms used in this announcement shall, unless otherwise defined, have the same meanings as set out in the Scheme Circular. All references to times in this announcement are to Jersey times unless stated otherwise.

Results of Jersey Court Meeting and Scheme General Meeting

CoinShares is pleased to announce that at the Jersey Court Meeting and Scheme General Meeting held earlier today in connection with the Transaction:

●	the requisite majority of Scheme Shareholders voted in favour of the resolution to approve the Scheme of Arrangement at the Jersey Court Meeting; and

●	the requisite majority of CoinShares Shareholders voted in favour of the Special Resolution to implement the Scheme of Arrangement at the Scheme General Meeting.

Full details of the resolutions passed are set out in the Notices of the Jersey Court Meeting and the Scheme General Meeting contained in Part 8 (Notice of Jersey Court Meeting) and Part 9 (Notice of Scheme General Meeting) of the Scheme Circular, respectively.

Voting results of Jersey Court Meeting

The table below sets out the results of the poll to approve the Scheme of Arrangement at the Jersey Court Meeting. Each Scheme Shareholder present (in person (or remotely via the Virtual Meeting Platform) or by proxy) was entitled to one vote per Scheme Share held at the Voting Record Time.

*	Any proxy appointments which gave discretion to the Chair have been included in the vote “For” total.
**	All percentages have been rounded to the nearest two decimal places.

Voting results of Scheme General Meeting

The table below sets out the results of the poll at the Scheme General Meeting. Each CoinShares Shareholder present (in person (or remotely via the Virtual Meeting Platform) or by proxy) was entitled to one vote per CoinShares Share held at the Voting Record Time.

*	Any proxy appointments which gave discretion to the Chair have been included in the vote “For” total.
**	All percentages have been rounded to the nearest two decimal places.
***	A vote withheld is not a vote in law and is not counted in the calculation of the “For”, “Against”, or “Total” for the Resolution.

The total number of CoinShares Shares in issue as at the Voting Record Time was 66,678,210, with 1,139,537  shares held in treasury. Therefore, the total number of voting rights in CoinShares as at the Voting Record Time was 65,538,673.

Update on other Conditions

CoinShares and Odysseus Holdings are pleased to announce that Conditions 6, 7, and 8 (each as set out in Part 2 (Conditions and Certain Further Terms of the Scheme and the Transaction) of the Scheme Circular), being antitrust approvals and regulatory approvals in the United States, France and Jersey, have been satisfied.

Next steps and timetable

The outcome of today’s Jersey Court Meeting and Scheme General Meeting means that Conditions 2(A) and 2(B) (each as set out in Part 2 (Conditions and Certain Further Terms of the Scheme and the Transaction) of the Scheme Circular) have been satisfied.

The Scheme of Arrangement remains subject to the satisfaction (or, where applicable, the waiver) of the remaining Conditions and further terms set out in the Scheme Circular, including the sanction of the Court at the Sanction Hearing and the delivery of a copy of the Court Order to the Jersey Registrar of Companies for registration.

The Court will consider, and if deemed appropriate, sanction the Scheme of Arrangement at the Sanction Hearing scheduled to take place at 2:30 p.m. on 30 March 2026. If the Court sanctions the Scheme of Arrangement at the hearing, the Scheme of Arrangement will become effective upon the delivery of the Court Order to the Jersey Registrar of Companies, which is currently expected to occur on 31 March 2026.

An updated expected timetable of principal events for the implementation of the Scheme of Arrangement is set out in the Appendix to this press release.

If any of the dates and/or times set out in the expected timetable change, CoinShares and Odysseus Holdings will announce such changes by announcement in accordance with applicable laws and regulations, with such announcements also being made available on CoinShares’ website at https://investor.coinshares.com/us-listing and Odysseus Holdings’ website at https://www.coinshares-bidco.com.

Information about the Transaction

Information about the Transaction is made available at www.coinshares-bidco.com.

If CoinShares Shareholders have any questions about this announcement, please contact CoinShares’ registrars, Computershare, on the shareholder helpline at +44 (0) 370 707 4040. The shareholder helpline will be available between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in Jersey). Calls to the shareholder helpline from outside of Jersey will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. Please note that Computershare cannot provide advice on the merits of the Scheme of Arrangement, nor give financial, tax, investment or legal advice. It is expected that the last day of dealings in, and registration of transfers of, CoinShares Shares on Nasdaq Stockholm will be 20 March 2026 and no transfers will be registered after 6.00 p.m. on that date. It is intended that, subject to the Scheme of Arrangement becoming Effective, CoinShares Shares will be delisted from Nasdaq Stockholm, with effect from or shortly following the Effective Date, and steps will be taken to re-register CoinShares as a private limited company under the relevant provisions of the Jersey Companies Law.

About CoinShares

CoinShares is a leading global digital asset manager that delivers a broad range of financial services across investment management, trading, and securities to a wide array of clients that include corporations, financial institutions, and individuals. Founded in 2013, the firm is headquartered in Jersey, with offices in France, Stockholm, the UK, and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq Stockholm under the ticker CS and the OTCQX under the ticker CNSRF.

About Vine Hill

Vine Hill is a special purpose acquisition company (“SPAC”) sponsored by an affiliate of Vine Hill Capital Partners and formed as part of a platform to sponsor a series of SPACs. Vine Hill completed its $220 million initial public offering in September 2024 and its stock currently trades on Nasdaq under the ticker “VCIC.” Vine Hill Capital Partners is a premier alternative investment manager dedicated to helping businesses achieve their full potential and unlocking shareholder value through leveraging the public markets.

For more information on CoinShares, please visit: https://coinshares.com
Company | +44 (0)1534 513 100 | enquiries@coinshares.com
Investor Relations | +44 (0)1534 513 100 | enquiries@coinshares.com

PRESS CONTACT

CoinShares
Benoît Pellevoizin
bpellevoizin@coinshares.com

M Group Strategic Communications
Peter Padovano
coinshares@mgroupsc.com

The information was submitted for publication, through the agency of the contact persons set out above, at 20:15 CET on 19 March 2026.

IMPORTANT INFORMATION

General

This communication is being made in respect of the proposed business combination (the “Business Combination” and the other transactions contemplated by the Business Combination Agreement among CoinShares, Vine Hill, Odysseus Holdings and the other parties thereto (collectively, the “Transactions”)) among Vine Hill, CoinShares and Odysseus Holdings. The information contained herein does not purport to be all-inclusive and none of Vine Hill, CoinShares, Odysseus Holdings or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

Additional Information and Where to Find It

In connection with the Transactions, CoinShares, Vine Hill and Odysseus Holdings have filed a Registration Statement on Form F-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which includes a proxy statement of Vine Hill and a prospectus of Odysseus Holdings relating to the offer of the securities to be issued to Vine Hill’s securityholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents have been mailed to Vine Hill shareholders as of the record date established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Vine Hill, CoinShares and/or Odysseus Holdings may also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF VINE HILL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH VINE HILL’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT VINE HILL, COINSHARES, ODYSSEUS HOLDINGS AND THE TRANSACTIONS. Investors and security holders are also able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Vine Hill, CoinShares and/or Odysseus Holdings, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Vine Hill Capital Investment Corp., 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, or upon written request to CoinShares or Odysseus Holdings at c/o CoinShares International Limited, 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Vine Hill, CoinShares, Odysseus Holdings and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Vine Hill’s shareholders in connection with the Transactions. You can find information about Vine Hill’s, CoinShares and Odysseus Holdings’ directors, executive officers, certain of their shareholders and other members of management and employees and their interest in Vine Hill, CoinShares and Odysseus Holdings in the sections entitled “The Business Combination Proposal — Certain Interests of Vine Hill’s Directors and Officers and Others in the Business Combination”, “Certain Interests of Odysseus Holdings’ Director(s) and Officers and Others in the Business Combination”,  “Information about CoinShares — Human Capital” and “Executive Compensation of CoinShares” of the Definitive Proxy Statement/Prospectus dated March 16, 2026, which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/Archives/edgar/data/2087587/000121390026028437/ea0258819-10.htm.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Vine Hill, CoinShares or Odysseus Holdings, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Overseas Shareholders

The release, publication or distribution of this announcement in jurisdictions other than Jersey, the Cayman Islands, Sweden or the United States and the availability of the Scheme of Arrangement to CoinShares Shareholders who are not resident in Jersey, the Cayman Islands, Sweden or the United States, may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe such restrictions. Further details in relation to Overseas Shareholders are contained in the Scheme Circular. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by Odysseus Holdings, and permitted by applicable law and regulation, the Scheme of Arrangement will not be made available, in whole or in part, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. No invitation may be made to the public in the Cayman Islands to subscribe for the securities offered hereby, and this announcement may not be issued or passed to any such person. Scheme Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving such documents (including, without limitation, agents, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction where to do so would violate the laws in that jurisdiction. Doing so may render invalid any related purported vote in respect of the Scheme of Arrangement.

Further details in relation to Overseas Shareholders are contained in the Scheme Circular.

This announcement has been prepared for the purposes of complying with Jersey, Cayman Islands, Swedish and U.S. law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of other jurisdictions.

The Transaction shall be subject to the applicable requirements of Nasdaq Stockholm, the Takeover Rules for Nasdaq Stockholm and the Jersey Companies Law.

Sanctions Disqualified Shareholders

Sanctions Disqualified Shareholders should refer to paragraph 28 of Part 1 (Letter from the Chair of CoinShares) of the Scheme Circular in respect of the implications of the Scheme of Arrangement and the Transaction on their holdings of Scheme Restricted Shares.

Additional Information for U.S. Investors

The Scheme of Arrangement relates to the securities of a Jersey company and is proposed to be effected by means of a scheme of arrangement under the Jersey Companies Law. This announcement and certain other documents relating to the Transaction have been or will be prepared in accordance with Jersey law disclosure requirements, format and style, all of which differ from the disclosure and other requirements of United States securities laws. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act. Accordingly, the Transaction is subject to the disclosure requirements of and practices applicable in Jersey to schemes of arrangement, which differ from the disclosure requirements of the United States tender offer and proxy solicitation rules.  Except in relation to Non-IFRS financial measures, any financial statements or other financial information included in this announcement and the Scheme Circular has been or will have been prepared in accordance with (i) with respect to CoinShares, accounting standards applicable in Jersey, which may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with U.S. GAAP and (ii) with respect to the Vine Hill Group, U.S. GAAP and the auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). U.S. GAAP differs in certain significant respects from accounting standards applicable in Jersey.

Odysseus Cayman, its nominees, or their brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, CoinShares Shares outside of the United States, other than pursuant to the Scheme of Arrangement, until the date on which the Scheme of Arrangement becomes Effective, lapses or is otherwise withdrawn. Also, in accordance with Rule 14e-5(b) of the U.S. Exchange Act, these purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and comply with applicable law, including the U.S. Exchange Act. Any information about such purchases will be disclosed as required in Jersey and Sweden and the United States.

It may be difficult for U.S. holders to enforce their rights and claims arising out of the U.S. federal securities laws, since CoinShares and Odysseus Holdings are located in countries other than the U.S., and all of their officers and directors are residents of countries other than the U.S., holders may not be able to claim against a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgement. In addition, it may be difficult or impossible for CoinShares U.S. Shareholders to effect service of process within the United States upon Odysseus Cayman or CoinShares, as applicable, their respective officers or directors or the experts named herein, or to realise, against them, upon judgments of courts of the United States based on civil liabilities, whether or not predicated solely upon United States federal and state securities laws. In addition, CoinShares U.S. Shareholders should not assume that the courts of Jersey: (a) would enforce judgments of United States courts obtained in actions against such persons based on civil liabilities; or (b) would enforce, in original actions, liabilities against such persons based on civil liabilities, in either case whether or not predicated solely upon U.S. federal and state securities laws.

Scheme Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme of Arrangement in their particular circumstances.

Forward-Looking Statements

This communication includes “forward-looking statements” with respect to Vine Hill, CoinShares and/or Odysseus Holdings within the meaning of the federal securities laws. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, the timing of, and the satisfaction of closing conditions to, completion of the Transaction. The expectations, estimates and projections of the businesses of CoinShares and Vine Hill may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect CoinShares’ and Odysseus Holdings’ ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CoinShares’ and Odysseus Holdings’ present and future policies and plans and the environment in which CoinShares and Odysseus Holdings will operate in the future. Many actual events or circumstances are outside of the control of CoinShares, Odysseus Holdings or Vine Hill. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this communication. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of Vine Hill’s and/or CoinShares’ securities; (2) the Transactions not being completed by Vine Hill’s business combination deadline; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of Vine Hill’s and CoinShares’ shareholders and obtaining the requisite Acts of the Royal Court of Jersey; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of CoinShares and Odysseus Holdings to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and Odysseus Holdings; (5) the level of redemptions by Vine Hill’s public shareholders which will reduce the amount of funds available for CoinShares and Odysseus Holdings to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Odysseus Holdings ordinary shares on a major securities exchange; (6) failure of Odysseus Holdings to obtain or maintain the listing of its securities on any securities exchange after the closing; (7) costs related to the Transactions and as a result of Odysseus Holdings becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Odysseus Holdings; (10) failure of CoinShares’ and/or Odysseus Holdings’ digital asset investment products to track their respective target benchmarks; (11) regulatory or other developments that negatively impact demand for the products and services provided by CoinShares and/or Odysseus Holdings; (12) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Vine Hill, CoinShares, Odysseus Holdings and/or any of their respective affiliates or others; (14) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (15) the risk that the Business Combination disrupts current plans and operations of Vine Hill and/or CoinShares as a result of the announcement and consummation of the Business Combination; (16) treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Odysseus Holdings, for U.S. and foreign tax purposes; (17) challenges in implementing CoinShares and/or Odysseus Holdings’ business plan due to operational challenges, significant competition and regulation; (18) being considered to be a “shell company” or “former shell company” by the securities exchange on which Odysseus Holdings ordinary shares will be listed or by the SEC, which may impact the ability to list Odysseus Holdings ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of Odysseus Holdings’ securities; (19) trading price and volume of Odysseus Holdings ordinary shares may be volatile following the Transactions and an active trading market may not develop; (20) Odysseus Holdings’ shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Odysseus Holdings; (21) investors may experience immediate and material dilution upon the closing as a result of the Vine Hill Class B ordinary shares held by Vine Hill Capital Sponsor I LLC, since the value of the Odysseus Holdings ordinary shares received by Vine Hill Capital Sponsor I LLC in exchange for such Vine Hill Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Odysseus Holdings ordinary shares at such time is substantially less than the price per share paid by investors; (22) conflicts of interest that may arise from investment and transaction opportunities involving Odysseus Holdings, CoinShares, their respective affiliates and other investors and clients; (23) digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (24) risks relating to the custody of CoinShares’ and Odysseus Holdings’ digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Odysseus Holdings, as applicable, to lose some or all of its digital assets; (25) a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Odysseus Holdings’ digital assets, as a result of which CoinShares or Odysseus Holdings may lose some or all of their digital assets temporarily or permanently and their financial condition and results of operations could be materially adversely affected; (26) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Odysseus Holdings’ business; (27) potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ and/or Odysseus Holdings’ classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ and/or Odysseus Holdings’ digital assets and the market price of CoinShares or Odysseus Holdings listed securities; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the Vine Hill Annual Report on Form 10-K, (y) the Proxy Statement/Prospectus and (z) other documents filed or to be filed with or furnished or to be furnished to the SEC by Odysseus Holdings, CoinShares and/or Vine Hill. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Vine Hill, CoinShares or Odysseus Holdings undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Vine Hill’s, CoinShares’ or Odysseus Holdings’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Vine Hill’s, CoinShares’ or Odysseus Holdings’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Vine Hill, CoinShares or Odysseus Holdings will, or are likely to, generate going forward.

No profit forecasts, estimates or quantified benefits statements

No statement in this announcement, or incorporated by reference in this announcement, is intended as a profit forecast, profit estimate or quantified benefits statement for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for CoinShares or Odysseus Holdings, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for CoinShares or Odysseus Holdings.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Publication on website

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions on CoinShares’ website at https://investor.coinshares.com/us-listing and Odysseus Holdings’ website at www.coinshares-bidco.com. Save as expressly referred to in this announcement, the content of CoinShares’ website or Odysseus Holdings’ website is not incorporated into, nor forms part of, this announcement.

Request to receive documents in hard copy form

A hard copy of this announcement may be requested by contacting CoinShares’ registrars, Computershare on +44 (0) 370 707 4040. Calls are charged at the standard geographic rate and will vary by provider. Calls outside Jersey will be charged at the applicable international rate. The Shareholder Helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (excluding public holidays in Jersey). Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Please note the Shareholder Helpline cannot provide advice on the merits of the Scheme of Arrangement nor give any financial, investment, legal or tax advice.

General

If you are in any doubt as to the contents of this announcement or the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser.

APPENDIX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable is based on CoinShares’ current expected dates for the implementation of the Scheme of Arrangement and is subject to change. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to CoinShares Shareholders by announcement through Nasdaq Stockholm, with such announcement being made available on CoinShares’ website at https://investor.coinshares.com/us-listing.

References to times in this timetable are to Greenwich Mean Time (GMT), unless otherwise stated.

Event - Time and/or date

Last day of dealings in, and for the registration of transfers of, CoinShares Shares on Nasdaq Stockholm - 20 March 2026

Suspension of trading of CoinShares Shares on Nasdaq Stockholm- 23 March 2026

Settlement of final trades in Euroclear Sweden of CoinShares Shares on Nasdaq Stockholm - 24 March 2026

CoinShares Shares to be repositioned from Euroclear Sweden’s account in CREST to underlying beneficial holders’ accounts in CREST - 25 – 27 March 2026

Sanction Hearing (to sanction the Scheme) - 2.30 p.m. on 30 March 2026, subject to the satisfaction (or, if applicable, waiver) of the relevant Conditions (1)

Last day for registration of transfers of, and disablement in CREST of CoinShares Shares - 30 March 2026

Scheme Record Time - 6.00 p.m. on 30 March 2026

Effective Date - 31 March 2026(2)

Delisting of CoinShares Shares on Nasdaq Stockholm - by 8.59 a.m. (Sweden time) on 31 March 2026

Issue of New Odysseus Holdings Shares - at or shortly after 9.00 a.m. (New York time) on 31 March 2026

Listing of New Odysseus Holdings Shares on Nasdaq - at or shortly after 9.30 a.m. (New York time) on 7 April 2026

Long Stop Date - 8 June 2026(3)

Notes

(1)	The Sanction Hearing is currently expected to be held at 2:30 p.m. on 30 March 2026 at the Royal Court of Jersey, Royal Court House, Royal Square, St. Helier, Jersey JE1 1JG. These dates are indicative only and are subject to change and will depend, among other things, on the date upon which: (i) the Conditions are satisfied or (if capable of waiver) waived; (ii) the Court sanctions the Scheme; and (iii) the Court Order (and any act of court in connection with the Scheme) is delivered to the Jersey Registrar of Companies. Scheme Shareholders are entitled to attend and be heard at the Sanction Hearing, should they wish to do so, in person or through their counsel.

(2)	Following sanction of the Scheme by the Court, the Scheme will become Effective in accordance with its terms upon a copy of the Court Order (and any act of court in connection with the Scheme) being delivered to the Jersey Registrar of Companies. This is presently expected to occur on 31 March 2026 being 1 Business Day after the Sanction Hearing, subject to satisfaction or (where capable of waiver), waiver of the Conditions.

(3)	This is the latest date by which the Scheme may become Effective. However, the Long Stop Date may be extended to such later date as CoinShares and Odysseus Cayman may agree (and as the Court may allow, should such approval be required).